FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK') was advised on 11 November 2015 that the following Directors and Persons Discharging Managerial Responsibilities ('PDMR') acquired GSK Ordinary Shares ('Shares') on 10 November 2015, at a price of 1366.48 pence per Ordinary Share, through GSK's ShareReward Plan (the 'Plan'):

Director/PDMR	Number of Shares under the personal contribution element of the Plan	Number of Shares under the matching element of the Plan (GSK contribution)
Sir Andrew Witty	9	9
Mr R G Connor	9	9
Mr S Dingemans	9	9
Mr N Hirons	10	10
Mr D S Redfern	9	9
Ms C Thomas	9	9
Mr P C Thomson	9	9
Dr P J T Vallance	9	9
Ms E Walmsley	10	10
Mrs V A Whyte	9	9

V A Whyte
Company Secretary

11 November 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 11, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc